Project Consultants Limited

Walnut House, Walnut Gardens, Claydon
Banbury, Oxon. OX17 1NA England

*Interim Management Assignments and
Company Secretariat Services; Specialising in
Company Secretary Services for Foreign Companies
Listed on the London & European Stock Exchanges*

Telephone: +44 (0)1295 690180/1
Fax: +44 (0)1295 690182/1
e-mail: ckennedy@projectconsultants.co.uk
Web site: www.projectconsultants.co.uk

Securities and Exchange Commission
450 Fifth Street MW
Washington DC 20549
USA

03045344

SUPPL

03 DEC 19 7:21

10 December 2003

Dear Sirs

Re: Impala Platinum Holdings Limited 82-359

Please find enclosed copy of announcement regarding a change in the directorate.

Yours faithfully

Simon Kennedy

PROCESSED

JAN 07 2004

THOMSON
FINANCIAL

M:\Data\Clients\Impala\Impala 2003\General\SEC 101203.doc



*Company Number 3124759
Registered England
Registered office as above*